ALGOMA STEEL GROUP INC.

November 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:    Geoff Kruczek

                     Perry Hindin

Re:	Algoma Steel Group Inc.

Registration Statement on Form F-1

Originally Filed October 27, 2021

CIK: 0001860805

Ladies and Gentlemen:

Algoma Steel Group Inc., a British Columbia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form F-1, File No. 333-260534, as amended (the “Registration Statement”), to 12:00 p.m., Eastern time, on November 5, 2021 or as soon thereafter as practicable.

Please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3224, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

ALGOMA STEEL GROUP INC.

By:	/s/ Michael McQuade
Name: Michael McQuade
Title: Chief Executive Officer